SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  Schedule TO/A

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)


                            Payless ShoeSource, Inc.
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                                (Name of Issuer)

                        Payless ShoeSource, Inc. (Issuer)
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        (Name of Filing Person (Identifying Status as Offeror, Issuer or
                                 Other Person))


                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    704379106
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                      (CUSIP Number of Class of Securities)


                             William J. Rainey, Esq.
                            Payless ShoeSource, Inc.
            3231 South East Sixth Street, Topeka , Kansas 66607-2207
                            Telephone: (785) 233-5171
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            (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Filing
                                    Persons)


                                    Copy to:
                             Edward D. Herlihy, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000
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                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
            $400,000,010                                   $80,000
                               -------------------

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 7,547,170 shares of common stock, par value $.01 per share, at the maximum tender offer price of $53.00 per share.

** Previously paid.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $80,000
Form or Registration No.:  Amendment No. 1 to Schedule TO
Filing Party:  Payless ShoeSource, Inc.
Date Filed:  March 13, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

            This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, dated March 8, 2000, as amended by Amendment No. 1 thereto, dated March 13, 2000, as amended by Amendment No. 2 thereto, dated April 10, 2000, in each case filed by Payless ShoeSource, Inc., a Delaware corporation, with the Securities and Exchange Commission relating to the offer by Payless to purchase 7,547,170 million shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its common stock, par value $.01 per share, including the associated preferred stock purchase rights issued under the Stockholder Protection Rights Agreement, dated as of April 20, 1998, as amended, between Payless ShoeSource, Inc. and UMB Bank, N.A., as Rights Agent, at prices not greater than $53.00 nor less than $48.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 13, 2000, and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context otherwise requires, all references to shares shall include the associated preferred stock purchase rights. This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the offer to purchase and the related letter of transmittal were previously filed on Amendment No. 1 to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

            The information in the offer to purchase and the related letter of transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.    ADDITIONAL INFORMATION

            On April 11, 2000 Payless ShoeSource, Inc. issued a press release announcing the preliminary results of its self tender offer, which expired on April 10, 2000. The press release is included herein as Exhibit (a)(5)(E) and incorporated herein by reference.

Item 12.    EXHIBITS

(a)(5)(E) Press Release, dated April 11, 2000.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    PAYLESS SHOESOURCE, INC.


                                    By:   /s/ Ullrich E. Porzig
                                       -----------------------------------------
                                       Name:  Ullrich E. Porzig
                                       Title: Senior Vice President -
                                              Chief Financial Officer and
                                              Treasurer

Dated:  April 11, 2000

                                  EXHIBIT INDEX

(a)(1)(A)   Offer to Purchase, dated March 13, 2000**

(a)(1)(B)   Letter of Transmittal**

(a)(1)(C)   Notice of Guaranteed Delivery**

(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 13, 2000**

(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees**

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**

(a)(1)(G)   Summary Advertisement, dated March 13, 2000**

(a)(1)(H) Letter to Participants in the Payless ShoeSource, Inc. Profit Sharing Plan and the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates, dated March 13, 20000**

(a)(1)(I) Letter to Participants in the Payless ShoeSource, Inc. Stock Ownership Plan, dated March 13, 2000**

(a)(2)-(4)  Not applicable

(a)(5)(A)   Press Release, dated March 8, 2000*

(a)(5)(B)   Press Release, dated March 13, 2000**

(a)(5)(C) Letter to shareowners from the Chairman of the Board of Directors of Payless ShoeSource Inc., dated March 13, 2000**

(a)(5)(D)   Press Release, dated April 10, 2000***

(a)(5)(E)   Press Release, dated April 11, 2000

(b) Goldman Sachs Credit Partners L.P. $600,000,000 Term and Revolving Senior Facilities Commitment Letter, dated March 10, 2000**

(d)         Not applicable

(e)         Not applicable




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*   Previously filed on Schedule TO
**  Previously filed on Amendment No. 1 to Schedule TO
*** Previously filed on Amendment No. 2 to Schedule TO